                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                   For the fiscal year ended December 31, 2001

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



         TRIANGLE PACIFIC CORP. SALARIED EMPLOYEES' PROFIT SHARING PLAN
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                            Page

Item 1.   Independent Auditors' Report                                         4
          ----------------------------
Item 2.   Statements of Net Assets Available for Benefits as of December 31,
          ------------------------------------------------------------------
          2001 and 2000                                                        5
          -------------
Item 3.   Statements of Changes in Net Assets Available for Benefits for the
          ------------------------------------------------------------------
          years ended December 31, 2001 and 2000                               6
          --------------------------------------

Notes to Financial Statements                                                  7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                13


Schedules not included herewith are omitted because of the absence of conditions under which they are required.

Exhibits
--------

Consent of Independent Auditors                                               14

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                             TRIANGLE PACIFIC CORP.
                             SALARIED EMPLOYEES' PROFIT SHARING PLAN


July 1, 2002                 By: /s/: Donald C. Fetzer, Jr.
                             ------------------------------

                             Donald C. Fetzer, Jr., Member of the
                             Administrative Committee

                          Independent Auditors' Report

To the Profit Sharing Committee of the
   Triangle Pacific Corp. Salaried Employees' Profit
   Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

Dallas, Texas
May 24, 2002

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                                  2001                               2000
                                                                     -------------------------          ---------------------
Assets:
     Investments, at fair value (note 5):

        Armstrong Holdings, Inc. common stock                      $           452,592                            340,765
        Fidelity Magellan Fund                                               8,795,424                         10,397,393
        Fidelity Equity Income Fund                                          5,110,950                          5,775,531
        Fidelity Intermediate Bond Fund                                      1,410,214                          1,222,144
        Fidelity Overseas Fund                                                 585,396                          1,088,727
        Fidelity Asset Manager Fund                                          2,206,636                          2,608,688
        Fidelity Retirement Money Market Fund                                5,872,456                          6,448,762
        Participant loans                                                       68,500                                --
                                                                     -------------------------          ---------------------
                 Total investments                                          24,502,168                         27,882,010
     Receivables (note 2):
        Employer contributions                                                  26,071                            557,097
        Employee contributions                                                  71,888                                --
                                                                     -------------------------          ---------------------
                 Total assets                                               24,600,127                         28,439,107
     Refunds payable to participants                                            46,908                            180,097
                                                                     -------------------------          ---------------------
                 Net assets available for benefits                 $        24,553,219                         28,259,010
                                                                     =========================          =====================

See accompanying notes to financial statements.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2001 and 2000

                                                                        2001                  2000
                                                                     ----------            -----------
Additions to net assets attributed to:
     Investment income (loss):
        Interest and dividend income                                $    735,589             1,795,631
        Net depreciation in fair value of investments (note 5)        (2,024,345)          (3,015,447)
                                                                    ------------           -----------
                 Net investment loss                                  (1,288,756)          (1,219,816)
                                                                    -------------          -----------
     Contributions
        Participant (note 2)                                           1,840,233             1,340,784
        Employer (note 2)                                                609,394             1,103,343
                                                                    ------------            ----------
                 Total contributions                                   2,449,627             2,444,127
                                                                    -------------           ----------
                 Total additions                                       1,160,871             1,224,311

Deductions from net assets attributed to:
     Benefits paid to participants (notes 2 and 3)                     4,866,662             3,465,253
                                                                    ------------          ------------
                 Net decrease                                         (3,705,791)          (2,240,942)

Net assets available for benefits at beginning of year                28,259,010            30,499,952

                                                                    ------------           -----------
Net assets available for benefits at end of year                    $ 24,553,219            28,259,010
                                                                    ============           ===========

See accompanying notes to financial statements.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)    General Information

       The Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan (the
       Plan) was established on January 5, 1976 by Armstrong Wood Products, Inc. (formerly known as Triangle Pacific Corp.) (the Company). The
       Plan was amended and restated effective January 1, 1993, to comply with applicable requirements of the Internal Revenue Code (IRC). On July 22, 1998, Armstrong Wood Products, Inc. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The
       Board of Directors of Armstrong Wood Products, Inc. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)    Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

       (a)    General

              The Plan is a defined contribution plan which provides retirement benefits to the salaried employees of the Company who have worked 1,000 hours in a consecutive 12-month period, and have attained age 21. Effective November 1, 2001, the Plan was amended to allow for immediate participation by employees upon the completion of one hour of service. The participants are not required nor permitted to make any contributions to the profit sharing portion of the Plan except for transfers of balances from other qualified plans, but participants are permitted to contribute up to 10% of their compensation to the 401(k) portion of the Plan. The Plan is administered by Bruce Hardwood Flooring, LLC, a subsidiary of Armstrong Wood Products, Inc., and advised by the Company's Profit Sharing Committee (Committee), whose members are appointed by the Board of Directors of the Company (the Board).

       (b)    Contributions

              Company contributions to the profit sharing portion of the Plan are discretionary and are determined by the Board. Total contributions per Plan year, including profit sharing and 401(k), to any one participant cannot exceed the lesser of $30,000 or 25% of the participant's compensation. A participant will not receive a Company profit sharing contribution during a year in which the participant has a break in service. Effective January 1, 1998, the Plan was amended and restated (Amendment) to define the criteria of the Company contributions to the 401(k) portion. Company contributions to the 401(k) portion are matching contributions that provide a 50% match of participant's tax deferred contribution to the Plan up to 6% of the participants' eligible compensation. Participants are fully vested in the current value of their own contributions and earnings thereon, and become 100% vested in Company contributions upon completion of five years of service. Forfeitures resulting from nonvested employee termination ($171,603 in 2001 and $54,023 in 2000) are treated as a Company contribution and serve to reduce Company contributions in the year following the terminations.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

       (c)    Payment of Benefits

              Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions. Participants who are age 59 1/2 or over, or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account. In the event that termination is caused by death, the participant becomes 100% vested and the balance will be paid in full to the beneficiary. Participants may also make hardship withdrawals from their vested amounts, subject to provisions of the Plan document and determination of eligibility by the plan administrator.

       (d)    Participant Accounts and Allocations

              Allocations of Plan income are made to the participants based upon their relative account balances in the Plan at the beginning of each year. The annual Company contribution is allocated on a proportional basis relative to each participant's compensation for the year, as defined. Participants withdrawing from the Plan with a vested interest may only receive their account balance in a lump-sum payment.

              Participants are able to direct all contributions to their account in 10% increments to the various investment funds. The Magellan, Equity Income, and the Overseas funds are classified as equity funds while the Intermediate Bond and Retirement Money Market funds are classified as fixed income funds. The Asset Manager Fund is considered to be a mixture of both equity and fixed income funds.

              o Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Armstrong Wood Products, Inc. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

              o Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks, or both.

              o Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income levels by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


              o Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

              o Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

              o Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds, short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

              o Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality, short-term U.S. dollar-denominated money market securities, domestic and foreign issuers.

       (e)    Participant Loans

              Effective November 1, 2001, the Plan was amended to allow participant loans. Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate at December 31, 2001 was 5.75%.

(3)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Investments

              The investments of the Plan are stated at fair value, determined primarily on the basis of closing market quotations. Investment transactions are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year.

       (c)    Administrative Expenses

              All administrative expenses, including audit fees, consulting fees, recordkeeping fees, and trustee fees, are paid by the Company with no liability to the Plan ($13,218 in 2001 and $20,885 in 2000).

       (d)    Payment of Benefits

              Benefits are recorded upon distribution.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000

       (e)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)    New Accounting Pronouncements

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Plan financial statements.

(4)    Units

       Participant accounts are assigned investment fund unit/shares. The net asset value per unit/share by fund/account for the 2001 and 2000 calendar quarters ended is as follows:


                                                               2001 quarter ended                              Units at
                                        ------------------------------------------------------------------   December 31,
                                          March 31          June 30        September 30      December 31         2001
                                        --------------   --------------   ---------------   --------------   --------------

      Armstrong Holdings, Inc.
          common stock               $         4.05             3.55             2.73              3.41         132,725
      Fidelity Magellan Fund                 104.50           111.09            94.03            104.22          84,393
      Fidelity Equity Income Fund             49.77            52.19            45.62             48.77         104,797
      Fidelity Intermediate Bond
          Fund                                10.22            10.14            10.45             10.32         136,649
      Fidelity Overseas Fund                  30.50            30.50            24.89             27.42          21,349
      Fidelity Asset Manager Fund             15.70            16.11            14.71             15.50         142,364
      Fidelity Retirement Money
          Market Fund                          1.00             1.00             1.00              1.00       5,872,456

                                                               2000 quarter ended                              Units at
                                        ------------------------------------------------------------------   December 31,
                                          March 31          June 30        September 30      December 31         2000
                                        --------------   --------------   ---------------   --------------   --------------
      Armstrong Holdings, Inc.
          common stock               $        17.88            15.30            11.94              2.07         165,179
      Fidelity Magellan Fund                 143.25           134.63           133.84            119.30          87,153
      Fidelity Equity Income Fund             50.62            50.37            53.71             53.43         108,095
      Fidelity Intermediate Bond
          Fund                                 9.75             9.75             9.86             10.04         121,727
      Fidelity Overseas Fund                  48.27            45.73            42.42             34.37          31,677
      Fidelity Asset Manager Fund             19.05            18.80            19.11             16.82         155,094
      Fidelity Retirement Money
          Market Fund                          1.00             1.00             1.00              1.00       6,448,762

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(5)    Investments

       The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000:

                                                         Fair value
                                             -----------------------------------
                                                  2001               2000
                                             ----------------   ----------------
Fidelity Magellan Fund                    $       8,795,424         10,397,393
Fidelity Equity Income Fund                       5,110,950          5,775,531
Fidelity Intermediate Bond Fund                   1,410,214          1,222,144
Fidelity Asset Manager Fund                       2,206,636          2,608,688
Fidelity Retirement Money Market Fund             5,872,456          6,448,762
Other - less than 5%                              1,106,488          1,429,492
                                             ----------------   ----------------
              Total investments           $      24,502,168         27,882,010
                                             ================   ================

       During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:
                                                  2001               2000
                                             ----------------   ----------------
Common stock                              $         208,484           (933,958)
Equity funds                                     (2,052,455)        (1,895,646)
Fixed income funds                                   32,846             35,168
Equity/fixed income funds                          (213,220)          (221,011)
                                             ----------------   ----------------
      Net depreciation in fair
         value of investments             $      (2,024,345)        (3,015,447)
                                             ================   ================

       The components of investment income (loss) for the years ended December 31, 2001 and 2000 are as follows:
                                                  2001               2000
                                             ------------------ ----------------
Investment income (loss):
    Interest and dividend income          $         735,589          1,795,631
    Net depreciation in fair value of
        investments                              (2,024,345)        (3,015,447)
                                             ------------------ ----------------
                                          $      (1,288,756)        (1,219,816)
                                             ================== ================

(6)    Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated January 3, 1995, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             TRIANGLE PACIFIC CORP.
                     SALARIED EMPLOYEES' PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(7)    Plan Termination

       Although the Company has not expressed an intent to terminate the Plan, in the event of such a termination, the priority of distribution of assets is in accordance with the provisions of the Employee Retirement Income Security Act of 1974. Distribution of Plan assets will be as follows:

       (a) in the event of partial termination of the Plan, distributions shall be treated for participants affected by the termination in the same manner as distributions for complete termination are treated;

       (b) in the event of complete termination of the Plan, the Committee may instruct the Trustee to:

            (i) Continue to administer the Plan and distribute funds to participants upon termination of employment until the Fund is liquidated or

            (ii) Distribute the assets remaining in the Plan, after payment of any expenses.

(8)    Related-Party Transactions

       Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Armstrong Wood Products, Inc. is a wholly owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

(9)    Subsequent Events

       Effective January 1, 2002, the Company's board of directors renamed the Plan to Armstrong Wood Products, Inc. Salaried Employees' Profit Sharing Plan.

       Additionally, the Plan was amended due to changes in various legislation and governmental regulations. These amendments were compliance related and no changes were made to the design of the Plan.

       Subsequent to December 31, 2001, the date for valuation of plan assets provided herein, the value of plan investments has changed, and some have fallen significantly from their values shown here.

                                                                      Schedule 1

                             TRIANGLE PACIFIC CORP.
                    SALARIED EMPLOYEES' PROFIT SHARING PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                       Current
 Identity of issuer                 Description of investment           value
-------------------------    --------------------------------------  -----------

Armstrong Holdings, Inc.*    Common stock                            $   452,592
Fidelity Investments*        Fidelity Magellan Fund                    8,795,424
Fidelity Investments*        Fidelity Equity Income Fund               5,110,950
Fidelity Investments*        Fidelity Intermediate Bond Fund           1,410,214
Fidelity Investments*        Fidelity Overseas Fund                      585,396
Fidelity Investments*        Fidelity Asset Manager Fund               2,206,636
Fidelity Investments*        Fidelity Retirement Money Market Fund     5,872,456
Participant loans*           Loans to participants                        68,500
                                                                     -----------
                                      Total investments              $24,502,168
                                                                     ===========

* Party-in-interest.

See accompanying independent auditors' report.